DORNIER

AMENDMENT TO THE

CONTRACT OF JANUARY 20, 2007

between

Fuwei Films (Shandong) Co. Ltd.
No. 387 Dong Ming Road
Wei Fang
Shandong
P.R. China 261061

and

Lindauer Dornier GmbH
Rickenbacher Str. 119
88129 Lindau
Germany

Both parties agree to the following modified terms of payment:

10 % down payment against presentation of a banker's guarantee to be transferred to the account of Dornier by T/T until first week of February 2007.

15 % progress payment against presentation of a confirmed banker's guarantee to be due three months after effectiveness of contract.

With the invoice for this payment Dornier will supply a confirmation letter stating that the design work and production work is on time with the production schedule of this project. Dornier further will demonstrate that the orders for main components to be purchased by sub-suppliers have been placed.

75 % final payment at time of shipment for each partial shipment against a presentation of a confirmed L/C to be opened one month prior to shipment (L/C allowing partial shipment).

From Dornier the following documents will be provided:

a. Full set of clean bill of lading
b. Original invoice in Four (4) duplicates, and two copies
c. Packing list in five (5) duplicates
d. Quality and Quantity certificate in three (3) duplicates
e. Place of origin certificate
f. Loading notice
g. Insurance of amount 110% of total contract price

As performance guarantee Dornier will provide a banker's guarantee in the amount of 10 % of the total price covering the guarantee period.

Messrs. Fuwei Films (Shandong) Co. Ltd. has the right to check the progress of manufacturing of the PET film production line at the plant of Dornier two weeks prior to presentation of the L/C.

Port of arrival: CIF Qingdao China

....

For Fuwei Films (Shandong) Co. Ltd., China

....

For Lindauer Dornier GmbH, Germany

Date: February 02, 2007 Lindau Germany